UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2005.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   JUNE 22, 2005                      /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
                      Tel: 604-687-1828 Fax: 604-687-1858
                            Toll Free: 800-901-0058
                       Internet: www.amera resources.com
                        E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS

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NEWS RELEASE                                                       JUNE 22, 2005

                        ALL RESOLUTIONS PASSED AT AMERA'S
                        ANNUAL & SPECIAL GENERAL MEETING


AMERA  RESOURCES   CORPORATION   (AMS-TSX.V)  is  pleased  to  report  that  all
resolutions have been passed at its Annual and Special General Meeting held on June 22, 2005.

The Board of Directors and Management would like to thank all shareholders for their support and confidence. The Company will maintain its commitment to keep shareholders informed through frequent press releases as material news develops.

The Board of Directors and Officers for the upcoming year will consist of:

     Nikolaos Cacos, President, CEO and Director
     Joseph Grosso, Chairman and Director
     Jerry Minni, Director and Chair of the Audit Committee and Member Lindsay Bottomer, Director and Audit Committee Member
     Robert Coltura, Director and Audit Committee Member
     David Terry, Vice-President, Exploration
     Art Lang, Chief Financial Officer
     Mar Bergstrom, Corporate Secretary

Amera is leveraging its extensive contact network, is actively exploring in Argentina, Peru and Nevada and continues to negotiate for the acquisition of additional properties in the Americas. The Company also enjoys a close association with The Grosso Group, giving the Company exposure to an extensive array of mineral opportunities and access to the Group's global financial network. The Grosso Group has enjoyed tremendous success in the exploration field, most notably with IMA Exploration Inc., and is comprised of a team of seasoned professionals led by Mr. Joseph Grosso. This affiliation enables Amera to fast track its property acquisition and exploration strategies.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
INFO@AMERARESOURCES.COM, or visit the Company's web site at HTTP://WWW.AMERARESOURCES.COM. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2005 NUMBER 13